UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On December 15, 2016, Wieland F. Wettstein, a member of the Board of Directors (the "Board") of Denbury Resources Inc. (the "Company"), notified the Company that he intends to retire from his directorship and will not stand for re-election to the Board at the Company's upcoming annual meeting of stockholders in May 2017 (the "Annual Meeting"). Mr. Wettstein was a founding stockholder of the Company, has been a member of the Board since the Company's inception in 1990 and served as Chairman of the Board from May 2008 to March 2016 when the Board selected John P. Dielwart to succeed Mr. Wettstein as part of the Company's succession planning process. Mr. Wettstein is currently a member of the Audit Committee and Risk Committee of the Board and will remain on the Board until the Annual Meeting to further facilitate a smooth and orderly transition of duties. The Board currently plans on replacing Mr. Wettstein with the addition of a new director.

<p style="text-align:center">SIGNATURES</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: December 21, 2016   By: /s/ James S. Matthews

James S. Matthews
Senior Vice President, General Counsel and Secretary